SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                (Amendment No. 2)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       Network Equipment Technologies Inc.
                       -----------------------------------
                                (Name of Issuer)



                                     Common
                         ------------------------------
                         (Title of Class of Securities)



                                   641208-10-3
                               -------------------
                                 (CUSIP Number)


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                                Page 1 of 5 Pages

                                  SCHEDULE 13G


     CUSIP No. 641208-10-3
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1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lazard Freres & Co. LLC
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [_]

                                                               (b)   [_]
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3)   SEC USE ONLY

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4)   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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                           5)     SOLE VOTING POWER
                                   7,900
     NUMBER                ----------------------------------------------------
     OF                    6)     SHARED VOTING POWER
     SHARES                        None
     BENEFICIALLY          ----------------------------------------------------
     OWNED BY              7)     SOLE DISPOSITIVE POWER
     EACH                          7,900
     REPORTING             -----------------------------------------------------
     PERSON                8)     SHARED DISPOSITIVE POWER
     WITH                          None
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9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,900
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10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                      [_]
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11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .000364%
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12)  TYPE OF REPORTING PERSON

     IA
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                                  Schedule 13G

Item 1(a).  Name of Issuer:

            Network Equipment Technologies Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            800 Saginaw Drive
            Redwood City, CA
            94063

Item 2(a).  Name of Person Filing:

            Lazard Freres & Co. LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            30 Rockefeller Plaza
            New York, New York  10020

Item 2(c).  Citizenship:

            New York Limited Liability Company

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:   641208-10-3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         |_|   (a)  Broker or Dealer Registered Under Section 15 of the Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.     Ownership.

               (a)  Amount beneficially owned:     7,900

percent of class:   .000364%

               (c) Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote:       7,900

         (ii) Shared power to vote or to direct the vote:  None

         (iii) Sole power to dispose or to direct the disposition of:    7,900

         (iv)  Shared power to dispose or to direct the disposition of :  None

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  February  13, 1998

                                            /s/Donald E. Klein
                                            ------------------
                                            Donald E. Klein
                                            Vice President